

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Bryan K. Bedford
President and Chief Executive Officer
Republic Airways Holdings Inc.
8909 Purdue Road
Suite 300
Indianapolis, IN 46268

  Re: Republic Airways Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed March 16, 2010
     Amendment No. 1 to Definitive Proxy Statement on Schedule 14A
     Filed May 5, 2010
     File No. 000-49697

Dear Mr. Bedford:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Lauren Nguyen
         Attorney-Advisor